Exhibit 17

British American Tobacco p.l.c. (“the Company”)

17 March 2026

Issue of Shares

In accordance with PRM 1.6.4R, the Company (LEI: 213800FKA5MF17RJKT63) confirms that between 19 January 2026 and 16 March 2026 it has issued and allotted 3,599 ordinary shares of 25 pence each (ISIN GB0002875804) “Shares” in connection with the British American Tobacco p.l.c. Sharesave Scheme.

The Shares were admitted to trading on the London Stock Exchange Main Market under the Company’s existing block admission of shares for this purpose dated 1 May 2015 (the “Block Admission”).  71,115 ordinary shares (not yet in issue) remain subject to the Block Admission.

The Shares rank equally and are fully fungible with the existing issued ordinary shares of the Company.

Following this issuance of Shares, the Company confirms that as at 16 March 2026, the Company’s issued share capital consisted of 2,173,748,098 Shares with voting rights and 132,976,327 Shares held in Treasury.

N Jiang
Senior Assistant Company Secretary

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